Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Dated July 24, 2013	Registration Statement No. 333-181076

Relating to Preliminary Prospectus Supplement dated July 16, 2013

BOX SHIPS INC.

% Series C Cumulative Redeemable Perpetual Preferred Shares

Box Ships Inc. (the “Company”) is offering its     % Series C Cumulative Redeemable Perpetual Preferred Shares pursuant to a preliminary prospectus supplement dated July 16, 2013 and the accompanying prospectus, as amended and supplemented by the free writing prospectus dated July 22, 2013 (collectively, the “Preliminary Prospectus”). As set forth below, the information in this Free Writing Prospectus supplements and updates the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus. Except as set forth below, the terms of the offering of the % Series C Cumulative Redeemable Perpetual Preferred Shares remain unchanged from the Preliminary Prospectus. You should review carefully the Preliminary Prospectus, including the “Risk Factors” section beginning on page S-16 of that document.

As a result of a reduction in the anticipated size of the offering, and as set forth in more detail below, certain information in the Preliminary Prospectus regarding the Company’s intended use of the net proceeds of the offering is revised as follows:

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references to the Company’s intention to use the net proceeds of the offering to redeem all of its outstanding Series B-1 Preferred Shares are being revised to reflect the Company’s present intention to use, in addition to the net proceeds of the offering, up to approximately $7.0 million of its cash reserves for this purpose; and

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references to the Company’s intention to repay its unsecured loan with Paragon Shipping in full, using a combination of a portion of the net proceeds of the offering and a portion of its cash reserves, are being revised to reflect the Company’s current intention, subject to the consummation of the offering with currently anticipated net proceeds to the Company, to repay only a portion of its unsecured loan with Paragon Shipping, using only amounts drawn from its cash reserves.

Changes to the Preliminary Prospectus

As a result of the foregoing and to reflect the passage of time, the following amendments and modifications to the Preliminary Prospectus are being made.

1.	The reference, in the first sentence of the paragraph set forth under the heading “Prospectus Summary—Unsecured Loan Agreement with Paragon Shipping” on page S-5 of the Preliminary Prospectus, to “$12.0 million” is hereby amended and restated to “$11.0 million.”

2.	The fifth sentence of the paragraph set forth under the heading “Prospectus Summary—Unsecured Loan Agreement with Paragon Shipping” on page S-5 of the Preliminary Prospectus is hereby amended and restated as follows: “Subject to the successful completion of this offering, we intend to use a portion of our cash reserves to repay a portion of this loan.”

3.	The second and third paragraphs under the heading “The Offering—Use of Proceeds” on page S-11 of the Preliminary Prospectus are hereby amended and restated as follows:

“We intend to use the net proceeds of this offering (including an investment of $5.0 million from Neige International) and up to approximately $7.0 million of our cash reserves to redeem all of our outstanding Series B-1 Preferred Shares at a price equal to the applicable redemption price per share, plus accrued and unpaid dividends, in an aggregate amount of $19.8 million. We do not expect that there will be additional net proceeds after such redemption, but in the event such additional proceeds are raised, the balance of the net proceeds, if any, will be used for general corporate purposes.

Subject to the completion of this offering, we also intend to repay a portion of our unsecured loan with Paragon Shipping with a current outstanding principal balance of $11.0 million, using amounts drawn from our cash reserves.”

4.	The second and third paragraphs under the heading “Use of Proceeds” on page S-48 of the Preliminary Prospectus are hereby amended and restated as follows:

“We intend to use the net proceeds of this offering (including an investment of $5.0 million from Neige International) and up to approximately $7.0 million of our cash reserves to redeem all of our outstanding Series B-1 Preferred Shares at a price equal to the applicable redemption price per share, plus accrued and unpaid dividends, in an aggregate amount of $19.8 million. We do not expect that there will be additional net proceeds after such redemption, but in the event such additional proceeds are raised, the balance of the net proceeds, if any, will be used for general corporate purposes.

Subject to the completion of this offering, we also intend to repay a portion of our unsecured loan with Paragon Shipping with a current outstanding principal balance of $11.0 million, using amounts drawn from our cash reserves.”

5.	Under the heading “Capitalization” on page S-49 of the Preliminary Prospectus, the following bullet point is hereby inserted immediately following the bullet point beginning “on an as further adjusted basis to give effect to”:

•	Payment of a quarterly installment of $1.0 million due on July 19, 2013 for our unsecured loan with Paragon Shipping;

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IF YOU REQUEST THEM BY CONTACTING MAXIM GROUP LLC AT 212-895-3745 OR SYNDICATE@MAXIMGRP.COM.